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BOSCH COMMENCES TENDER OFFER FOR DETECTION SYSTEMS INC.

BROADVIEW, IL, DECEMBER 20, 2000 - Bosch Security Systems Corporation has commenced its previously announced cash tender offer for any and all outstanding shares of Detection Systems, Inc. at $18.00 per share.

The tender offer documents are being mailed today to shareholders of Detection Systems. The offer will expire at 12:00 midnight Eastern Standard Time on January 19, 2001, unless extended. The offer is conditioned on two-thirds of the shares being tendered and on completion of customary regulatory review.

The Board of Directors of Detection Systems has unanimously recommended that Detection Systems' shareholders accept the offer.

Bosch Security Systems Corporation holds an option to acquire approximately 7 percent of Detection Systems' shares from senior management members, and an option of acquire newly-issued shares representing approximately 14 percent of the shares on a fully diluted basis.

Bosch Security Systems Corporation is a wholly owned subsidiary of Robert Bosch GmbH, which already own approximately 3 percent of Detection Systems' shares

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BOSCH/DETECTIONS SYSTEMS - PAGE 2

Robert Bosch GmbH is a $30 billion global company with activities in automotive components, consumer products, capital goods and security products. The security division of Bosch has annual sales of approximately $450 million.

Detection Systems designs, manufactures and markets electronic detection, control and communication equipment for security, fire protection, access control and closed circuit television applications. The company is headquartered in Fairport, New York and has subsidiaries in twelve countries.

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Contacts:  Becky MacDonald
           Robert Bosch Corporation
           (248) 553-1393
           becky.macdonald@us.bosch.com